# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amneal Pharmaceuticals, Inc., CIK 0001723128
CUSIP: 03168L105
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 11/13/2024
Amends the filing with accession number 0001193125-18-214792
Filed by CIK 0001745437
Persons authorized to receive notices and communications: Christine Krentz, 4 Gatehall Drive, Parsippany, New Jersey (NJ), 07054-4513, 949-409-6700

## Reporting persons
- Patel Dipan (CIK 0001745437): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 23,828,992; shared voting power 0; sole dispositive power 23,828,992; shared dispositive power 0; aggregate amount beneficially owned 23,828,992 (7.7% of the class)
  Comment: The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 309,884,000 shares of Class A Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed on November 11, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01
Name of issuer: Amneal Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby amended and supplemented by adding the following:
Between July 15 and November 13, 2024, trusts controlled by the Reporting Person sold 3,076,081 shares of Class A Common Stock in open market transactions at prices per share between $6.75 and $9.31.

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 309,884,000 shares of Class A Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed on November 11, 2024:

Reporting Person - Dipan Patel
Amount beneficially owned - 23,828,992
Percent of class - 7.7
Sole power to vote or to direct the vote - 23,828,992
Shared power to vote or to direct the vote - 0
Sole power to dispose or to direct the disposition - 23,828,992
Shared power to dispose or to direct the disposition - 0

The Reporting Person may be deemed to beneficially own 23,828,992 shares of Class A Common Stock held of record by trusts controlled by the Reporting Person.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Patel Dipan: Dipan Patel, Dipan Patel (01/23/2025)